

April 29, 2011

VIA EDGAR CORRESPONDENCE

Michael Kosoff
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4644

Re: Hartford Series Fund, Inc. (SEC Files Nos. 333-45431 and 811-08629) and Hartford HLS Series Fund II, Inc. (SEC File Nos. 033-3920 and 811-04615) (each, a "Registrant" and collectively, the "Registrants")

Dear Mr. Kosoff:

We are writing in response to comments you provided telephonically to me, Stephanie Capistron, Alice Pellegrino and Elizabeth Constant on Monday, April 4, 2011, with respect to Hartford Series Fund, Inc. Post-Effective Amendment No. 78 and Hartford HLS Series Fund II, Inc. Post-Effective Amendment No. 55, each filed on February 14, 2011. On behalf of each Registrant, we have reproduced your comments below and provided the Registrants' responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Prospectuses.

1. Comment: Please ensure that the disclosure regarding derivatives in the Principal Investment Strategy and Main Risks sections of each Prospectus is consistent with the Securities and Exchange Commission ("SEC") staff's July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund's prospectus. In this regard, please review each fund's principal investment strategies and principal risk disclosures to ensure that the information is not too generic or standardized and describes actual derivative investments and principal risks that the fund intends to use to achieve its investment objective.

Response: With respect to certain funds where the Principal Investment Strategy section of the Summary Section indicated that the fund would invest in "derivatives" without indicating what types of derivatives the fund invests in, the Registrant has revised the disclosure to indicate the types of derivatives in which the fund may invest. The Registrants have also, where appropriate, added enhanced disclosure regarding the risks of derivative investments to the main risks sections.

US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

With respect to all other funds that may invest in derivatives, the Registrants believe that the disclosure regarding each fund's derivatives use outlines how such derivatives are expected to be used in connection with the fund's principal investment strategy. Accordingly, the Registrants have not made any revisions to the Prospectuses for these funds in response to the comment.

2.   Comment: Please confirm supplementally that the Registrants are aware of their obligation to file interactive data for the funds' risk/return summaries as an exhibit to the registration statements within 15 days of the registration statements becoming effective as part of the Registrants' annual update to the registration statements.

Response: The Registrants confirm that they are aware of this obligation.

3.   Comment: With respect to the Prospectuses for funds that disclose a strategy of investing in large capitalization securities, please include "Large-Cap Stock Risk" in the Main Risks section or explain supplementally why the Registrants believe that inclusion of this risk is no longer required.

Response: The Registrants have included "Market Risk" and "Investment Strategy Risk" in the Main Risks section of the Prospectus for each fund that discloses a strategy of investing in large capitalization securities. The Registrants note that "Market Risk" and "Investment Strategy Risk," taken together, provide disclosure equivalent to the previously used "Large-Cap Stock Risk" given that the value of large-capitalization stocks generally tends to rise and fall in accordance with stock market increases and decreases. For this reason, the Registrants believe that inclusion of "Large-Cap Stock Risk" in the Main Risks section is unnecessary.

4.   Comment: With respect to each fund's Prospectus, please replace the current parenthetical to the Annual Fund Operating Expenses caption with the following parenthetical: "(expenses that you pay each year as a percentage of the value of your investment)."

Response: Instruction 1(b) to Item 3 of Form N-1A states that a fund "may modify the narrative explanations [accompanying the fee table] if the explanation contains comparable information to that shown." The Registrants believe that the current parenthetical is comparable to the parenthetical included in the form and is more appropriate for a fund that is offered solely to variable annuity and variable life insurance separate accounts and qualified retirement plans. For these reasons, the Registrants respectfully decline to make the proposed change.

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5. <u>Comment:</u>   With respect to each fund's Prospectus, please revise the last sentence of the narrative preceding the expense example to clarify that the example shows expenses both if an investor sells its shares or holds its shares at the end of the time period indicated.

   <u>Response:</u>   The Registrants note that the caption to the expense example includes a parenthetical indicating that the example reflects expenses with or without redemption. In addition, Item 3 of Form N-1A and the instructions thereto do not set forth any particular language to be included where the expenses are the same with or without redemption, but rather merely indicate that the second portion of the example (*i.e.*, the portion showing expenses if shares are not redeemed) should be included only if a sales charge or other fee is charged upon redemption. Given that the funds do not charge a sales charge or other fee upon redemption, this portion of the example is not included. For these reasons, the Registrants respectfully decline to make the proposed change.

6. <u>Comment:</u>   With respect to each fund's Prospectus, please change the heading before the risks section in both the Summary Section and the Additional Information Regarding Risks and Investment Strategies section from "Main Risks" to "Principal Risks."

   <u>Response:</u>   Form N-1A does not require the use of the term "Principal Risks." Additionally, General Instruction B.4.(c) of Form N-1A provides that the plain English requirement of Rule 421 under the Securities Act of 1933 applies to a fund's prospectus. The Registrants believe the term "Main Risks" is consistent with the plain English requirement. Therefore, the Registrants respectfully decline to make the proposed change.

7. <u>Comment:</u>   Please delete the following statement from the Main Risks section of the Summary Section of each fund's Prospectus, as it is neither required nor permitted by Form N-1A: "For more information regarding risks and investment matters please see 'Additional Information Regarding Risks and Investment Strategies' in the Fund's prospectus."

   <u>Response:</u>   While the Registrants recognize that the Instructions to Form N-1A do not require such references, they note that Form N-1A also does not prohibit such references. In addition, the Registrants believe that the additional disclosure in each statutory prospectus provides shareholders with important information regarding a fund and that omitting such reference may suggest to shareholders that all information relating to the fund is contained in the Summary Section. Accordingly, the Registrants respectfully decline to make the proposed change.

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8. <u>Comment:</u>   Please delete the following statement from the Main Risks section of the Summary Section of each Fund's Prospectus, as it is neither required nor permitted by Form N-1A: "The Fund is subject to certain other risks, which are described elsewhere in this prospectus."

    <u>Response:</u>   As described in the response above, while the Registrants recognize that the Instructions to Form N-1A do not require such references, they note that Form N-1A also does not prohibit such references. In addition, the Registrants believe that the additional risk disclosure included elsewhere in each Prospectus provides shareholders with important information about the risks of investing in a fund, and that omitting references to those risks may suggest that the risks included in the Summary Section are the only risks of investing in the fund. Accordingly, the Registrants respectfully decline to make the proposed change.

9. <u>Comment:</u>   With respect to each fund's Prospectus, please delete the following statement from the narrative preceding the average annual total returns table: "For more information regarding returns see the 'Performance Notes' section in the Fund's prospectus."

    <u>Response:</u>   As described in the responses above, while the Registrants recognize that the Instructions to Form N-1A do not require such references, they note that Form N-1A also does not prohibit such references. In addition, the Registrants believe that the information in the Performance Notes section is necessary to understand the performance information presented and that shareholders may not be aware of this information if the reference is not included. Accordingly, the Registrants respectfully decline to make the proposed change.

10. <u>Comment:</u>   With respect to the back cover page of each fund's Prospectus, please confirm that the website where the Prospectus, Statement of Additional Information ("SAI"), and annual and semi-annual reports may be accessed is correct, as it does not match the address included in the funds' current summary prospectuses.

    <u>Response:</u>   The Registrants have confirmed the appropriate website for accessing each Prospectus, the SAI and the annual and semi-annual reports and have updated references to the website as appropriate.

11. <u>Comment:</u>   With respect to each fund with the term "global" or "international" in its name, please include the fund's policy on global investment in its Prospectus. Please be aware that it is the staff's position that funds that use the term global or international in

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their name should, under normal circumstances, invest at least 40% of their assets outside the U.S.

Response: The Registrant believes that the disclosure concerning the intention of each "global" and "international" fund to invest outside the United States is consistent with SEC and staff guidance concerning the use of the term "global" and "international" in fund names. Footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940 (the "1940 Act") clarifies that the appearance of the terms "international" or "global" in a fund's name does not trigger the 80% test of Rule 35d-1. The release notes that "[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world." In the past, the SEC staff has distinguished "global" investment companies by suggesting that an investment company with "global" in its name invest in securities of issuers in at least three different countries (which may include the United States).

The Registrant believes that each fund's investment strategy conforms to the guidance found in the above footnote and other SEC staff guidance. Each fund's Principal Investment Strategy indicates that the fund will invest its assets in non-U.S. securities, in particular by indicating that the fund will invest in "a number of different countries throughout the world." For these reasons, the Registrant respectfully declines to make the proposed change.

12. Comment: With respect to Advisers HLS Fund, please include "Foreign Investments Risk," "Derivatives Risk," "U.S. Government Securities Risk" and "Municipal Securities Risk" in the Main Risks section of the Summary Section and the Additional Information Regarding Risks and Investment Strategies section. In the alternative, please delete the references to such investments from the Principal Investment Strategy section.

Response: The Registrant does not consider "Foreign Investments Risk," "Derivatives Risk," "U.S. Government Securities Risk" and "Municipal Securities Risk" to be main risks of investing in the fund. The Registrant notes that it has determined to include references to such investments in the Principal Investment Strategy section because the investments are utilized in connection with a principal investment strategy. The Registrant believes, however, that such investments do not on their own rise to the level of a principal investment strategy. Accordingly, the Registrant has included the

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risks related to such investments elsewhere in the registration statement rather than in the Main Risks section.

In addition, the Registrant notes that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund. The requested changes would result in an inconsistency between the fund's Prospectus and the currently effective prospectus for the retail fund. For these reasons, the Registrant respectfully declines to make the proposed changes.

13. Comment: With respect to Disciplined Equity HLS Fund, please include a discussion of the fund's strategy of active trading in the Principal Investment Strategy section. In the alternative, please delete "Active Trading Risk" from the Main Risks section.

Response: The Registrant notes that active trading is not a principal investment strategy of the fund, but rather results from the fund's pursuit of its principal strategies. Accordingly, the Registrant believes that "Active Trading Risk" is a main risk of investing in the fund, but does not believe that disclosure in the Principal Investment Strategy section indicating that the fund may trade securities actively is necessary. In addition, the Registrant notes that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund. The requested change would result in an inconsistency between the fund's Prospectus and the currently effective prospectus for the retail fund. For these reasons, the Registrant respectfully declines to make the proposed change.

14. Comment: With respect to Dividend and Growth HLS Fund, please include "Foreign Investments Risk" in the Main Risks section of the Summary Section and the Additional Information Regarding Risks and Investment Strategies section. In the alternative, please delete the references to foreign investments from the Principal Investment Strategy section.

Response: The Registrant has revised the disclosure consistent with this comment.

15. Comment: With respect to Dividend and Growth HLS Fund, please disclose information about the additional index in the narrative explanation accompanying the bar chart and table in the Past Performance section per Instruction 2(b) to Item 4(b)(2) of Form N-1A.

Response: The Registrant notes that Instruction 2(b) to Item 4(b)(2) of Form N-1A provides that, if an additional index is included in the average annual total returns table,

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a fund should "disclose information about the additional index in the narrative explanation accompanying the bar chart and table…." The Registrant, in keeping with the summary nature of the fund's Summary Section, has chosen to include this information by directing investors to the Performance Notes section of the Prospectus, which contains a description of the additional index. For these reasons, the Registrant respectfully declines to make the proposed change.

16. Comment: With respect to Dividend and Growth HLS Fund, please explain supplementally why a value index is an appropriate secondary index for a fund that seeks growth and income.

   Response: The Registrant notes that, consistent with the fund's goal of seeking a high level of current income consistent with growth of capital, the fund may invest in securities that appear undervalued. In particular, as disclosed in the fund's Prospectus, the fund "favors securities that appear to be undervalued in the marketplace." Accordingly, the Registrant believes that the Russell 1000 Value Index is an appropriate secondary index for the fund.

17. Comment: With respect to Global Health HLS Fund, please include a discussion of the fund's investment in emerging markets in the Principal Investment Strategy section. In the alternative, please delete "Emerging Markets Risk" from the Main Risks section.

   Response: The Registrant notes that the Principal Investment Strategy section discloses that the fund "will invest in securities of issuers located in a number of different countries throughout the world." The Registrant believes that inclusion of "Emerging Markets Risk" in the Main Risks section adequately alerts investors to the fact that certain of these countries may be emerging markets and that, as a result, it is not necessary to state this explicitly in the Principal Investment Strategy section. In addition, the Registrant notes that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund. The requested change would result in an inconsistency between the fund's Prospectus and the currently effective prospectus for the retail fund. For these reasons, the Registrant respectfully declines to make the proposed change.

18. Comment: With respect to Global Health HLS Fund, please disclose information about the additional index in the narrative explanation accompanying the bar chart and table in the Past Performance section per Instruction 2(b) to Item 4(b)(2) of Form N-1A.

   Response: The Registrant notes that Instruction 2(b) to Item 4(b)(2) of Form N-1A provides that, if an additional index is included in the average annual total returns table,

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a fund should "disclose information about the additional index in the narrative explanation accompanying the bar chart and table…." The Registrant, in keeping with the summary nature of the fund's Summary Section, has chosen to include this information by directing investors to the Performance Notes section of the Prospectus, which contains a description of the additional index. For these reasons, the Registrant respectfully declines to make the proposed change.

19. Comment: With respect to Global Health HLS Fund, please update the date range of each index, which should now cover a full ten years, as listed in the Performance Notes section.

    Response: The Registrant has revised the disclosure consistent with this comment.

20. Comment: With respect to Global Research HLS Fund, please remove the first footnote to the expense table and reflect actual fees and expenses incurred during the 2010 fiscal year in the table.

    Response: The Registrant has revised the disclosure consistent with this comment.

21. Comment: With respect to Global Research HLS Fund, please remove Mr. Mandel as a portfolio manager of the fund, as he does not participate in the day-to-day management of the fund. In this regard, please see Item 5(b) of Form N-1A.

    Response: Mr. Mandel is the leader of the team of portfolio managers who are responsible for the day-to-day management of the fund's portfolio. As such he sets the strategy and overall focus of the team and oversees day-to-day portfolio managers of the fund. The Registrant believes that Mr. Mandel's role makes him an integral part of the fund's portfolio management team and that it is, therefore, appropriate to list Mr. Mandel in the fund's prospectus. In addition, the Registrant notes that Mr. Mandel is included as a member of the portfolio management team for a fund managed in a substantially similar manner that is offered to retail investors. The requested change would result in an inconsistency between the fund's Prospectus and the currently effective prospectus for the retail fund. For these reasons, the Registrant respectfully declines to make the proposed change.

22. Comment: With respect to Global Research HLS Fund, please update the number of countries included in the MSCI All Country Word Index, as disclosed in the Performance Notes section, for consistency with the update to the Principal Investment Strategy section.

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<u>Response:</u>   The Registrant has revised the disclosure consistent with this comment.

23. <u>Comment:</u>   With respect to Growth HLS Fund, please confirm supplementally that the management fee reduction disclosed in the fund's Prospectus is a permanent reduction. In addition, please revise the expense table and example to reflect current fees and expenses per Instruction 3(d)(ii) to Item 3 of Form N-1A.

<u>Response:</u>   The Registrant has revised the fund's Prospectus to delete the disclosure regarding the management fee reduction as this reduction occurred in 2010. The expense table and example reflect the fund's current fees and expenses as required by Instruction 3(d)(ii) to Item 3 of Form N-1A.

24. <u>Comment:</u>   With respect to High Yield HLS Fund, please include the term "junk" the first time below investment grade securities are mentioned.

<u>Response:</u>   The Registrant has revised the disclosure consistent with this comment.

25. <u>Comment:</u>   With respect to High Yield HLS Fund, please include "Emerging Markets Risk," "Bank Loans Risk," "Loan Participation Risk" and "Warrants Risk" in the Main Risks section of the Summary Section and the Additional Information Regarding Risks and Investment Strategies section. In the alternative, please delete the references to such investments from the Principal Investment Strategy section.

<u>Response:</u>   The Registrant does not consider "Emerging Markets Risk," "Bank Loans Risk," "Loan Participation Risk" and "Warrants Risk" to be main risks of investing in the fund. The Registrant notes that it has determined to include references to such investments in the Principal Investment Strategy section because the investments are utilized in connection with a principal investment strategy. The Registrant believes, however, that such investments do not on their own rise to the level of a principal investment strategy. Accordingly, the Registrant has included the risks related to such investments elsewhere in the registration statement rather than in the Main Risks section.

In addition, the Registrant notes that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund. The requested changes would result in an inconsistency between the fund's Prospectus and the currently effective prospectus for the retail fund. For these reasons, the Registrant respectfully declines to make the proposed changes.

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26. <u>Comment:</u>　　　With respect to MidCap Value HLS Fund, please clarify in the Performance Notes section that the Russell 2500 Index represents the 2,500 smallest companies in the Russell 3000 Index.

<u>Response:</u>　　　As disclosed in the Performance Notes section of the fund's Prospectus, the Russell 2500 Index "measures the performance of the 2,500 smallest U.S. companies based on total market capitalization." The Registrant believes this disclosure accurately describes the companies included in the index. In addition, the Registrant notes that Form N-1A does not require any particular disclosure to be included regarding the characteristics of a broad-based securities market index used by a fund for performance comparison purposes. For these reasons, the Registrant respectfully declines to make the proposed change.

27. <u>Comment:</u>　　　With respect to Money Market HLS Fund, please include "Asset-Backed Securities Risk" in the Main Risks section of the Summary Section and the Additional Information Regarding Risks and Investment Strategies section. In the alternative, please delete the references to asset-backed securities from the Principal Investment Strategy section.

<u>Response:</u>　　　The Registrant does not consider "Asset-Backed Securities Risk" to be a main risk of investing in the fund. The Registrant notes that it has determined to include a reference to asset-backed securities in the Principal Investment Strategy section because asset-backed securities are utilized in connection with a principal investment strategy. The Registrant believes, however, that investment in asset-backed securities does not on its own rise to the level of a principal investment strategy. Accordingly, the Registrant has included the risks related to asset-backed securities elsewhere in the registration statement rather than in the Main Risks section.

In addition, the Registrant notes that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund. The requested change would result in an inconsistency between the fund's Prospectus and the currently effective prospectus for the retail fund. For these reasons, the Registrant respectfully declines to make the proposed change.

28. <u>Comment:</u>　　　With respect to Small Company HLS Fund, please delete the bullet included in the Past Performance section indicating that performance reflects investment in initial public offerings ("IPOs") given that the Principal Investment Strategy and Main Risks sections do not reference IPOs.

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Response: Form N-1A does not require a fund to include specific language in the introduction to the Past Performance section. Additionally, the Registrant believes that the disclosure is important in order for shareholders to fully understand the returns in the Past Performance section. The Registrant notes that the Principal Investment Strategy section reflects the fund's current strategies, while the Past Performance section reflects the fund's performance generated by the strategies disclosed during the applicable performance period. Accordingly, the Registrant does not believe it is inconsistent to include the note about IPOs in the Past Performance section but omit references to IPOs in the Principal Investment Strategy and Main Risks sections. For these reasons, the Registrant respectfully declines to make the proposed change.

29. Comment: With respect to Total Return Bond HLS Fund, please include "Junk Bonds Risk," "Bank Loans Risk" and "Loan Participation Risk" in the Main Risks section of the Summary Section and the Additional Information Regarding Risks and Investment Strategies section. In the alternative, please delete the references to such investments from the Principal Investment Strategy section.

Response: The Registrant does not consider "Junk Bonds Risk," "Bank Loans Risk" and "Loan Participation Risk" to be main risks of investing in the fund. The Registrant notes that it has determined to include references to such investments in the Principal Investment Strategy section because the investments are utilized in connection with a principal investment strategy. The Registrant believes, however, that such investments do not on their own rise to the level of a principal investment strategy. Accordingly, the Registrant has included the risks related to such investments elsewhere in the registration statement rather than in the Main Risks section.

In addition, the Registrant notes that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund. The requested changes would result in an inconsistency between the fund's Prospectus and the currently effective prospectus for the retail fund. For these reasons, the Registrant respectfully declines to make the proposed changes.

30. Comment: With respect to Total Return Bond HLS Fund, the staff notes that "Extension Risk" and "Prepayment Risk" are listed as main risks in response to Item 9 of Form N-1A but are not included in the response to Item 4 of Form N-1A. Please resolve this inconsistency.

Response: The Registrant has revised the disclosure consistent with this comment.

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31. <u>Comment:</u>   With respect to Value HLS Fund, please confirm supplementally that the management fee reduction disclosed in the fund's Prospectus is a permanent reduction. In addition, please revise the expense table and example to reflect current fees and expenses per Instruction 3(d)(ii) to Item 3 of Form N-1A.

     <u>Response:</u>   The Registrant has revised the fund's Prospectus to delete the disclosure regarding the management fee reduction as this reduction occurred in 2010. The expense table and example reflect the fund's current fees and expenses as required by Instruction 3(d)(ii) to Item 3 of Form N-1A.

32. <u>Comment:</u>   With respect to Small/Mid Cap Equity HLS Fund, please delete the bullet included in the Past Performance section indicating that performance reflects investment in IPOs given that the Principal Investment Strategy and Main Risks sections do not reference IPOs.

     <u>Response:</u>   Form N-1A does not require a fund to include specific language in the introduction to the Past Performance section. Additionally, the Registrant believes that the disclosure is important in order for shareholders to fully understand the returns in the Past Performance section. The Registrant notes that the Principal Investment Strategy section reflects the fund's current strategies, while the Past Performance section reflects the fund's performance generated by the strategies disclosed during the applicable performance period. Accordingly, the Registrant does not believe it is inconsistent to include the note about IPOs in the Past Performance section but omit references to IPOs in the Principal Investment Strategy and Main Risks sections. For these reasons, the Registrant respectfully declines to make the proposed change.

33. <u>Comment:</u>   With respect to Small/Mid Cap Equity HLS Fund, the staff notes that references to the Russell 2500 Index in the Principal Investment Strategy section have been replaced with references to the Russell 2000 Index. If the Registrant intends to change the fund's benchmark, please include both indices in the average annual total returns table and include a discussion of the reasons for the change in the introduction to the table.

     <u>Response:</u>   The Registrant does not intend to change the fund's benchmark. The Registrant notes that the fund uses the Russell 2000 Index, along with the Russell Midcap Index, for purposes of defining small- and mid-capitalization companies, but continues to use the Russell 2500 Index as its benchmark for performance comparison purposes.

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34. <u>Comment:</u>   With respect to U.S. Government Securities HLS Fund, please include "Foreign Investments Risk" in the Main Risks section of the Summary Section and the Additional Information Regarding Risks and Investment Strategies section. In the alternative, please delete the references to foreign investments from the Principal Investment Strategy section.

<u>Response:</u>   The Registrant does not consider "Foreign Investments Risk" to be a main risk of investing in the fund. The Registrant notes that it has determined to include a reference to foreign investments in the Principal Investment Strategy section because foreign investments are utilized in connection with a principal investment strategy. The Registrant believes, however, that foreign investments do not on their own rise to the level of a principal investment strategy. Accordingly, the Registrant has included the risks related to foreign investments elsewhere in the registration statement rather than in the Main Risks section. For these reasons, the Registrant respectfully declines to make the proposed change.

35. <u>Comment:</u>   With respect to the SAI, please delete the following statement from the front cover, as it is not appropriate for a combined SAI: "The portions of this SAI that do not relate to a Fund do not form a part of such Fund's SAI, have not been incorporated by reference into such Fund's prospectus and should not be relied upon by investors in such Fund."

<u>Response:</u>   General Instruction C.3.(c) to Form N-1A permits use of Form N-1A by more than one registrant, series or class, provided that the disclosure is "presented in a format designed to communicate the information effectively" and, to the extent more than one fund is included in a prospectus, certain requirements regarding the order of information are met. The Registrants believe that the current disclosure is not only appropriate for a combined SAI but necessary in order to communicate the information contained in the SAI effectively, as it alerts investors to the fact that certain of the disclosure contained in the SAI may not be applicable to the particular fund in which they are investing. Accordingly, the Registrants respectfully decline to make the proposed change.

36. <u>Comment:</u>   With respect to the SAI, please update the discussion of portfolio turnover as appropriate per Item 16(e) of Form N-1A.

<u>Response:</u>   The Registrants have revised the disclosure consistent with this comment.

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37. Comment: With respect to the SAI, please restore the language that has been deleted from the third paragraph of the Disclosure of Portfolio Holdings section as it is required by Item 16(f)(1)(ii) of Form N-1A.

Response: The Registrants have revised the disclosure consistent with this comment.

38. Comment: With respect to the SAI, please clarify what the "incentive period" refers to in the discussion of the compensation of Wellington Management Company, LLP's portfolio managers. In addition, please state the length of time over which performance is measured to the extent that it is different from the incentive period per Item 20(b) of Form N-1A.

Response: The disclosure set forth under the section entitled "Compensation of Wellington Management's Portfolio Managers" explicitly states that "Each eligible Investment Professional's incentive payment relating to the relevant Fund is linked to the gross pre-tax performance of the portion of the HLS Fund managed by the Investment Professional compared to the benchmark index and/or peer group identified below over one and three year periods, with an emphasis on three year results." The Registrants believe that this disclosure adequately states the length of time over which performance is measured and also reflects the incentive period. For clarity, the Registrants have also added the following to the end of the introductory paragraph to the performance index table: "which are used to measure both one and three year performance, except where noted." This disclosure is consistent with the same section of the retail funds SAI.

39. Comment: With respect to the SAI, please confirm that the disclosure in the Account Closings section is applicable to funds offered solely to variable contracts and qualified plans.

Response: The Registrants confirm that the disclosure in the Account Closings section is applicable to funds offered solely to variable contracts and qualified plans.

You requested that the Registrants make certain representations concerning each post-effective amendment and the responses being made to the comments received. These representations are included as an exhibit to this letter.

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Sincerely,

/s/ Kathryn S. Cohen
Kathryn S. Cohen

cc: Alice A. Pellegrino
    John V. O'Hanlon

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[HARTFORD LETTERHEAD]

Exhibit

Hartford Series Fund, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

April 29, 2011

VIA EDGAR CORRESPONDENCE

Michael Kosoff
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4644

Re: Hartford Series Fund, Inc. (the "Registrant") (SEC File Nos. 333-45431 and 811-08629) Post Effective Amendment No. 78 to the Registrant's Registration Statement on Form N-1A (the "Amendment")

Dear Mr. Kosoff:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

- the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

- comments of the staff of the Securities and Exchange Commission (the "Commission staff") or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings made; and

- the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald

Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
Hartford Series Fund, Inc.

Hartford HLS Series Fund II, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

April 29, 2011

VIA EDGAR CORRESPONDENCE

Michael Kosoff
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4644

Re: Hartford HLS Series Fund II, Inc. (the "Registrant") (SEC File Nos. 033-3920 and 811-04615) Post Effective Amendment No. 55 to the Registrant's
Registration Statement on Form N-1A (the "Amendment")

Dear Mr. Kosoff:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

- the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

- comments of the staff of the Securities and Exchange Commission (the "Commission staff") or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings made; and

- the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
Hartford HLS Series Fund II, Inc.